Exhibit 10.3

April 24, 2020

Thomas Bartlett

Dear Tom:

Per your conversation with Craig Macnab, your promotion to the position of Chief Executive Officer and President was effective March 16, 2020. This is an exempt position and effective April 1, 2020 your annual base rate will be $1,000,000. With your promotion, your target bonus opportunity will increase to 150% of your annual earnings. This discretionary bonus plan is based upon performance against goals and objectives that you will set with Compensation Committee, and in accordance with the terms and conditions set forth in the relevant bonus plan.

In consideration of your acceptance of this offer, the Compensation Committee (the “Committee”) of the Company’s Board of Directors has approved an equity-based incentive award with a value of $4,300,000, comprised of 30% restricted stock units (“RSUs”) and 70% Performance Share Units (“PSUs”). The PSUs are incentive grants with respect to the Common Stock that directly tie to the achievement of specific Company targets in terms of AFFO per share growth and Return on Invested Capital established by the Committee each year and vest if the targets are met or exceeded at over the end of a period of three (3) years ending on December 31 2022. The effective grant date of the RSUs awarded will be the first business day of the month following the day on or preceding the 15th day of the prior month in which your grant was approved, or, for the subject grant, May 1, 2020. The actual number of RSUs granted to you would be determined by dividing the $1,290,000 value by the closing price of the Common Stock on the grant date, rounding up to the next whole share in the case of fractional shares. The RSUs would vest over four (4) years of continuous employment with the Company, at a rate of 25% per year, commencing one (1) year from the grant date. The above terms are subject to the terms and conditions of the RSU and PSU award agreements and other plan documents relating to the American Tower Corporation 2007 Equity Incentive Plan, as amended, which will be provided to you shortly after the grant date.

In addition, the Compensation Committee has approved a special one-time RSU grant with a value of $2,000,000. This grant vests at the end of three years, or specifically March 31, 2022 and is subject to forfeiture, should you retire, or voluntarily leave the Company before the end of the vesting period.

You will continue to be eligible for benefits including participation in equity based Long-Term Incentive opportunity that is determined annually by the Compensation Committee of the Board and is currently comprised of RSUs and Performance Share Units (“PSUs”). You will also continue to receive an annual car allowance of $12,000 and reimbursement for your annual car insurance premiums. In addition, you will be eligible for other benefits which would include, among other things, severance benefits as outlined under the American Tower Corporation Severance Program for the Chief Executive Officer.

Please be advised that your employment with American Tower Corporation remains at will, which means that your employment may be terminated at any time with or without cause by either you or the Company, with or without advance notice.

Please sign below acknowledging the terms of your promotion and return to me. Congratulations once again, Tom!

Sincerely,

/s/ Brenna D. Jones

Brenna D. Jones
SVP, Chief Human Resources Officer

_________________________________________________________________________________
My signature acknowledges acceptance and my agreement with the terms and conditions set forth in the letter.

/s/ Thomas Bartlett      5/5/2020
Thomas Bartlett     Date